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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


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                                                                 SEC FILE NUMBER
                                                                     1-11601
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                           NOTIFICATION OF LATE FILING
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
(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
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                                                                  CUSIP NUMBER
                                                                   632900 10 6
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                       For Period Ended: December 31, 1997
                       [ ] Transition Report on Form  10-K
                       [ ] Transition Report on Form  20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ]  Transition Report on Form N-SAR
                        For the Transition Period Ended:______________________

                        Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - REGISTRANT INFORMATION

National Auto Credit, Inc. 401(K) Savings and Retirement Plan and Trust Full Name of Registrant

Former Name if Applicable:  N/A

30000 Aurora Road
Address of Principal Executive Office (Street and Number)

Solon, OH  44139
City, State and Zip Code


Part II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)The reason described in reasonable detail in Part III if this form could not be eliminated without unreasonable effort or expense;

      (b)The subject annual report, semi-annual report, transition report on
[ ] Form 10-K, Form 20-F, 11K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

      (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - NARRATIVE


The Registrant's Annual Report on Form 11-K for the fiscal year ended December 31, 1997 could not be filed within the prescribed time period due to changes in the Registrant's external audit firm and priorities associated with completing the audit of the Registrant's year end financial statement and filing the Registrant Plan Sponsor's Annual Report on Form 10-K for the year ended January 31, 1998.

The Registrant is currently evaluating the need to continue filing Form 11-K due to changes in the structure of the 401(K) Savings Plan. Upon completion of such review, if applicable, appropriate documents will be filed to terminate or suspend reporting requirements under Registration Statement 33-51729. If a Form 11-K is deemed to be required for the fiscal year ended December 31, 1997, work on this filing will proceed upon completion of the work required to file the Registrant Plan Sponsor's Form 10-K for the fiscal year ended January 31, 1998.



Part IV - OTHER INFORMATION


    (1) Name and telephone number of person to contact in regard to this notification

               Davida S. Howard             (440)                  349-1000
                   (Name)                (Area Code)          (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s).

                         [X] YES [ ] NO

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ ] YES [X] NO


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     National Auto Credit, Inc. 401(K) Savings and Retirement Plan and Trust
                  (Name of Registrant as Specified in Charter)


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    June 30, 1998              By:   /s/ Davida S. Howard
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                                          Davida S. Howard
                                          Vice President-Finance and Controller